                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549




                               FORM 12b-25

                       NOTIFICATION OF LATE FILING


                           [ X ] FORM 10-K

                        For the fiscal year ended
                             March 31, 1998



Part I - Registrant Information


                           ERLY INDUSTRIES INC.

         (Exact name of registrant as specified in its charter)


        California                                    95-2312900
(State or other jurisdiction                      (I.R.S. Employer
     of incorporation)                           Identification No.)


      10990 Wilshire Boulevard                        90024-3913
      Los Angeles, California                         (Zip Code)
(Address of principal executive offices)


                    Commission file number 1-7894




       Registrant's telephone number, including area code (213) 879-1480

                             ERLY INDUSTRIES INC.

Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.


     The Company is in the process of reviewing a number of disclosure and accounting policy issues with its accountants and legal counsel. Due to the timing and difficulty of the review and reporting process, the additional expense would be unreasonable.

                         ERLY INDUSTRIES INC.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas A. Whitlock
     (213) 879-1480

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X]  Yes    [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X]  Yes    [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company is in the process of reviewing a number of disclosure and accounting policy issues with its accountants and legal counsel. The outcome of these discussions may materially affect the reported results for the year ended March 31, 1998.





                         ERLY INDUSTRIES INC.
            (Name of Registrant as specified in charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


   Date:  June 29, 1998                By   /s/ Thomas A. Whitlock
                                            -----------------------
                                            Thomas A. Whitlock
                                            Vice President and
                                            Corporate Controller